UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BuzzFeed, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

12430A 102

(CUSIP NUMBER)

Scott Flanders, Manager

200 Park Avenue Partners, LLC

14 Elm Place, Suite 206

Rye, New York 10580

(575) 914-6575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28250A105

1	NAME OF REPORTING PERSONS 200 Park Avenue Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,952,540(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,952,540(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,952,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(2)
14	TYPE OF REPORTING PERSON* OO

(1) Consists of (i) 6,195,040 shares of Class F common stock, $0.0001 par value per share (“Class F Common Stock”), of 890 5th Avenue Partners, Inc., a Delaware corporation (the “Issuer”) which were automatically converted into shares of the Issuer’s Class A common stock, $0.0001 par value per share (“Class A Common Stock”) at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis , (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock), acquired pursuant to a Private Placement Unit Subscription Agreement by and between 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”), and the Issuer and (iii) 100,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock) issued to the Sponsor in connection with the consummation of the Business Combination in satisfaction of a $1,000,000 working capital loan from the Sponsor to the Issuer. These securities are held directly by the Sponsor. Scott Flanders, who is the manager of the Sponsor, has voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein.

(2) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on an aggregate of 110,789,875 shares of Class A Common Stock outstanding as of December 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 12430A 102

1	NAME OF REPORTING PERSONS Scott Flanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,952,540(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,952,540(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,952,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (i) 6,195,040 shares of the Issuer’s Class F Common Stock, which were automatically converted into shares of the Issuer’s Class A Common Stock at the time of the Business Combination on a one-for-one basis, or earlier at the option of the holder, (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock), acquired pursuant to a Private Placement Unit Subscription Agreement by and between the Sponsor and the Issuer and (iii) 100,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock) issued to the Sponsor in connection with the consummation of the Business Combination in satisfaction of a $1,000,000 working capital loan from the Sponsor to the Issuer. These securities are held directly by the Sponsor. Scott Flanders, who is the manager of the Sponsor, has voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein.

(2) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on an aggregate of 110,789,875 shares of Class A Common Stock outstanding as of December 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021.

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”) and Adam Rothstein (collectively, the “Reporting Persons”) on January 25, 2021, as amended by Amendment No. 1 filed with the SEC on June 28, 2021. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of BuzzFeed, Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As its sponsor in the Business Combination, the Sponsor provided a working capital loan of $1,000,000 to the Issuer. In connection with the consummation of the Business Combination, the Issuer issued 100,000 units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase one share of Class A Common Stock) to the Sponsor in satisfaction of the working capital loan.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

200 PARK AVENUE PARTNERS, LLC

By:	/s/ Scott Flanders*
Scott Flanders
Manager

/s/ Scott Flanders*
Scott Flanders

By:	/s/ Jason R. Sanderson*
Jason R. Sanderson, Attorney-in-Fact